Exhibit 99.5

May 9, 2000
FOR IMMEDIATE RELEASE

360networks ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION IN INITIAL PUBLIC
OFFERING

All figures in US dollars

Vancouver - 360networks inc. today announced that the underwriters of its recent initial public offering of subordinate voting shares have exercised in full their over-allotment option to purchase additional 6,941,250 shares at the initial public offering price of $14 per share, less underwriting discounts. All of these shares will be sold by 360networks. The transaction is expected to close tomorrow.

As a result of the exercise of this option, 360networks will receive additional net proceeds of $91.8 million and will have raised a total of $745 million from its initial public offering before deducting the underwriting discount and offering expenses. After giving effect to the sale of the over-allotment shares, a total of 53,216,250 subordinate voting shares were offered and sold in the offering.

Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette Securities Corporation acted as co-lead underwriters of the offering. A copy of the final prospectus related to the offering may be obtained from either underwriter.

About 360networks
360networks (formerly Worldwide Fiber) offers broadband network and co-location services to telecommunications companies, Internet service providers, application service providers and data-centric enterprises. 360networks is completing a technologically advanced 90,300 kilometer (56,100 mile) network linking 90 major cities, including a fiber optic terrestrial network in North America and Europe, and undersea cables linking North America, South America and Europe. 360networks and its predecessors have been developing communications networks since 1988.

360networks shares trade on the NASDAQ under the stock symbol TSIX and on the Toronto Stock Exchange as TSX.

For more information contact:

Investor Relations
Nancy Bacchieri
nancy.bacchieri@360.net

Media
Michelle Gagne

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michelle.gagne@360.net

Forward looking statements: This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.